Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Reports Preliminary 2010 Year End Sales Results and
Acasti Nomination

Laval, Québec, CANADA – April 15th, 2010 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) provides guidance on its expected sales results for the fourth quarter and fiscal year ended February 28, 2010, and Acasti Pharma Inc. (“Acasti”) announces the addition of a new member to the Acasti management team.

Neptune Preliminary Sales Result

Neptune expects nutraceutical business revenue for the fourth quarter ended February 28, 2010 to be in the range of $4,000,000 to $4,500,000, compared to $3,772,000 for the third quarter ended February 28, 2009, representing an increase of 6% to 19%.

Nutraceutical business revenue for the fiscal year ended February 28, 2010 is expected to be in the range of $12,000,000 to $12,500,000, compared to $11,648,000 for the corresponding twelve-month period ended February 28, 2009, representing an increase of 3% to 7%.

“We are very pleased to announce that we expect to be reporting higher sales figures this year compared to the corresponding previous year, even though we have been affected for more than four months by a plant shut down required to increase capacity ” stated André Godin, Vice-President, Administration and Finance of Neptune. “The plant is currently running at full capacity and we are looking forward to announcing our plan for further expansion in the following months” he added.

Acasti Management Team

Dr. Tina Sampalis, President of Acasti, is proud to announce that Mr. Pierre Lemieux joined Acasti on April 12, as the Chief Operating Officer (“COO”). He will be involved in the operation of Acasti and in the different pharmaceutical programs Acasti is pursuing. Mr Lemieux holds a post-doctoral degree in Oncology from the Health Science Center, University of Texas, USA, and a PhD in biochemistry from Laval University, Canada, jointly with the University of Nottingham, England.

“In addition to his pharmaceutical development experience, Mr. Lemieux’s extensive experience and knowledge of Medical Food (“MF”) and Over the Counter (“OTC”) development and markets, which he acquired at his previous employer BiolActis as the Chief Executive Officer, will be a great asset to Acasti. His broad understanding of the development of MF and OTC products from incenption to the commercialization will be a tremendous value added to our team.” stated Dr. Tina Sampalis.

Mr. Lemieux has been granted 50,000 incentive stock options of Neptune, exercisable at $2.50 and expiring in 3 years, 250,000 incentive rights on warrants of Acasti, with an aggregate exercise price of $0.50, expiring on October 8, 2013 and 200,000 incentive rights on warrants of Neurobiopharm, with an aggregate exercise price of $0.25 expiring on October 15, 2013. The options and warrants granted to Mr. Lemieux will vest gradually over time and are and may be subject to approval by the board of directors, regulatory authorities and shareholders.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither NASDAQ nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:	Acasti Contact:
Neptune Technologies & Bioressources Inc.	Acasti Pharma Inc.
André Godin, V.P. Administration and Finance	Dr. Tina Sampalis, President
+1 450.687.2262	+1 450.686.4555
a.godin@neptunebiotech.com	t.sampalis@acastipharma.com
www.neptunebiotech.com	www.acastipharma.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.